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                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

       Includes the free translation of a material event sent by Sociedad
      Quimica y Minera de Chile S.A. to the Superintendencia de Valores y
                       Seguros de Chile on March 4, 2005.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
           ---------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
           ---------------------------------------------------------
                 (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
           ---------------------------------------------------------
           (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F    x                                  Form 40-F
                  -----                                           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes                                             No    x
            -----                                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82___________

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                                      SQM
                    SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                                         Santiago, March 4, 2005

Mr.
Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O'Higgins 1449
Santiago
--------

                                                                 Essential Issue
                                                                 ---------------

Dear Mr. Superintendent.

      We hereby inform you that Royal Seed Trading Corp A.V.V., subsidiary of Sociedad Quimica y Minera de Chile S.A., with the guaranty of the latter, and the syndicate of banks led by BBVA Securities Inc., BNP Paribas and Rabobank Curacao N.V., have recently subscribed abroad a Credit Agreement in the amount of US$ 100 million.

      The Credit Agreement was subscribed on February 25, 2005, and the amount of US$100 million was paid out in the corresponding proportion by each of the respective banks on March 3, 2005

      Essentially, the Credit Agreement grants a 5-year period, with an initial interest rate of Libor plus 0.325% annual over capital -which could vary depending on the possible and future modifications to the external debt credit rating of the guarantor- without real guaranties and with quarterly payments of interests.

      We inform you the above as an essential issue in compliance with articles 9 and 10 of Law Number18.045. Additionally, also in compliance with the indications set forth in the Rule of General Character Number 30 that was issued on November 10, 1989.

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      We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

      Yours truly,

                    SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                         CONF: /S/ PATRICIO CONTESSE G.
                              -------------------------
                              PATRICIO CONTESSE G.
                            CHIEF EXECUTIVE OFFICER

Cc:   Santiago Stock Exchange
      Brokers Stock Exchange
      Electronic Stock Exchange
      New York Stock Exchange
      Securities and Exchange Commission
      The Bank of New York

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                    SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                            Conf: /s/ Ricardo Ramos
                                 ------------------
                                 Ricardo Ramos
                           Chief Financial Officer &
                            Business Development SVP




                              Date: March 4, 2005